

November 2, 2011

Via E-Mail
Mr. David A. Jackson
Chief Financial Officer
Knight Transportation, Inc.
5601 West Buckeye Road
Phoenix, Arizona 85043

> **Re:** **Knight Transportation, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 1, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2011**
> **File No. 001-32396**

Dear Mr. Jackson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue and Expenses
Note 1. Organization and Summary of Significant Accounting Policies
b. Significant Accounting Policies, page F-7
Revenue Recognition, page F-10

1. We note from the disclosure included on page F-10 that the Company recognizes revenue for both asset-based and non-asset-based operations on a gross basis. In light of the increasing amount of expense for purchased transportation during the periods presented in your financial statements, supplementally advise us and expand your

disclosure in future filings, to provide an analysis of why you believe your recognition of revenue on a gross basis is appropriate in circumstances where the related services are performed by independent contractors, contracted carriers or other third parties. Specifically discuss why you believe you are the primary obligor in such arrangements and explain why you believe gross revenue recognition is appropriate pursuant to the guidance in ASC 605-45. We may have further comment upon reviewing your response.

Definitive Proxy Statement on Schedule 14A

Continuing Directors, page 4

2. Please confirm that in future filings you will discuss the specific experience, qualifications, attributes or skills that that led to the conclusion that each person should serve as a director. We note for example the disclosures regarding Gary J. Knight, G.D. Madden, and Kathryn L. Munro.

Certain Relationships and Related Transactions, page 29

3. Please confirm that in future filings you will disclose the approximate dollar value of the amounts involved in each related transaction. We note for example your statement in the second paragraph that "[w]e also performed transportation services for US West Agriculture Exporters, LLC in the ordinary course of business and subject to usual trade terms."

4. Please confirm that in future filings you will disclose the name of each related person and the basis on which each person is a related person. In this regard we note the disclosure in the third paragraph that "[d]uring 2010, we employed two individuals who were compensated in excess of $120,000 and are considered related persons under Item 404(a) of Regulation S-K."

Executive Compensation, page 15

5. Please confirm that in future filings you will provide a Grants of plan-based awards table as required by Item 402(d) of Regulation S-K, or advise, as it appears that that your 2005 Executive Cash Bonus Plan is a non-equity incentive plan for which disclosure is required under Item 402(d)(2)(iii) of Regulation S-K. In this regard we note this plan provides a performance-based cash bonus opportunity, and we note the disclosure in the third to last column of your Summary Compensation Table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. David A. Jackson
Knight Transportation, Inc.
November 2, 2011
Page 3

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact John Brown with any other questions at (202) 551-3859.

                          Sincerely,

                          /s/ Linda Cvrkel

                          Linda Cvrkel
                          Branch Chief